Exhibit 99.2

Amaya Provides Preliminary Third Quarter Results and Full Year 2016 Guidance

MONTREAL – October 18, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today announced certain preliminary results for the third quarter ended September 30, 2016 and provided full year financial guidance for 2016. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“We anticipate our third quarter performance will continue to demonstrate the improving strength of PokerStars’ core poker business, as well as continued growth in our new verticals of online casino and sports betting,” said Rafi Ashkenazi, Chief Executive Officer of Amaya. “Since earlier this year, our four strategic priorities remain the same: (1) grow our leadership position in online poker, (2) become a leader in online casino, (3) build a competitive online sportsbook, and (4) achieve operational excellence by improving efficiency and effectiveness throughout the organization.”

Mr. Ashkenazi further commented, “We are focused on applying our industry leading technology platform to best serve our customers and deliver high-quality customer service and a superior gaming and entertainment experience, while continuing to deliver on our overall strategy and corporate objectives for the benefit of our shareholders.”

Preliminary Third Quarter Results

Amaya currently expects to report the following:

•	Revenues – Total revenues of between $268 to $273 million, as compared to approximately $247 million of total revenues for the third quarter ended September 30, 2015. Real-money online poker revenues and real-money online casino and sportsbook combined revenues are expected to represent approximately 73% and 24% of expected total revenues for the quarter, respectively, as compared to 81% and 15% for the prior year period.
•	Quarterly Real-Money Active Uniques (QAUs) – Total combined QAUs of 2.4 million, which would represent an increase of approximately 5% year-over-year. Approximately 2.3 million of such QAUs played online poker during the quarter, which would represent an increase of approximately 3% year-over-year, while Amaya’s online casino offerings had approximately 490,000 QAUs and its emerging online sportsbook offerings had approximately 230,000 QAUs.
•	Quarterly Net Yield (QNY) – Total QNY of $110 to $111, which would represent an increase of 4% to 5% year-over-year. QNY is a non-IFRS measure.

These views on anticipated results are based on management’s initial review of its operations and performance for the third quarter ended September 30, 2016, do not include all results expected to be reported, and are subject to the completion of Amaya’s customary quarterly closing and review procedures.

Amaya expects to release its full financial results for the third quarter ended September 30, 2016 on Monday, November 14, 2016, and will provide timing and conference call and webcast details in the near future.

2016 Full Year Guidance

For the full financial year 2016, Amaya currently expects the following:

•	Revenues of $1,127 to $1,157 million;
•	Adjusted EBITDA of $490 to $510 million;
•	Adjusted Net Earnings of $332 to $352 million; and
•	Adjusted Net Earnings per Diluted Share of $1.71 to $1.82.

Amaya’s current guidance ranges assume no (i) material adverse regulatory events or (ii) material foreign currency exchange rate fluctuations that could negatively impact customer purchasing power as it relates to Amaya’s U.S. dollar denominated product offerings.

As previously reported, the purchase price for Amaya’s acquisition of the Rational Group in August 2014 included a $400 million deferred payment payable on February 1, 2017. In addition to Amaya’s required monthly excess cash flow deposits, which were approximately $144 million as of September 30, 2016, and approximately $99 million of unrestricted cash on Amaya’s balance sheet as of the same date, Amaya is pursuing various non-dilutive options to pay the balance of such deferred payment and expects to announce the same by the end of the current fiscal year.

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share are non-IFRS measures. For important information on Amaya’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and, with respect to expected QNY for the third quarter ended September 30, 2016, the table under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”. As a result of Amaya’s change in presentation currency from Canadian dollars to U.S. dollars during the first quarter of 2016, the comparative and historical figures disclosed herein have been retrospectively adjusted to reflect such change as if the U.S. dollar had been used as the presentation currency for all prior periods presented.

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents a reconciliation of the numerator of QNY (i.e., real-money online poker revenue and real-money online casino and sportsbook combined revenue) to the nearest IFRS measure (i.e., total revenue):

	Three Months Ended September 30,
	2016	2015
	$000’s	$000’s
Total revenue	268,241 – 273,241	247,327
Corporate revenue	(0)	(225)
Other business-to-consumer revenue	(8,632) – (10,632)	(9,729)

Real-money online poker revenue and real-money online casino and sportsbook combined revenue	259,609 – 262,609	237,373

Amaya has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2016 financial guidance provided in this release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net income (loss), cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which, for example, are excluded from non-IFRS measures but included in net income(loss)).

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including Adjusted EBITDA, Adjusted Net Earnings, and Adjusted Net Earnings per Diluted Share. Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results. Amaya uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs.

Adjusted Net Earnings means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, restructuring, foreign exchange, and other non-recurring costs. Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, warrants and the Amaya’s convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. As of September 30, 2016 and for the purposes of the full year 2016 guidance provided in this release, Diluted Shares equals 193,866,395.

For additional information on Amaya’s non-IFRS measures, see Amaya’s Management’s Discussion and Analysis for the three and six months ended June 30, 2016 (the “Q2 2016 MD&A”), including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”. Updated information will be provided in Amaya’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2016 (the “Q3 2016 MD&A”) when publicly released by Amaya.

Key Metrics and Other Data

Amaya defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (excluding free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. Amaya defines unique as a customer who played at least once on one of Amaya’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).

Amaya defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms) for its two business lines (i.e., real-money online poker and real-money online casino and sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-IFRS measure.

For additional information on Amaya’s key metrics and other data, see the Q2 2016 MD&A, including under the headings “Limitations on Key Metrics and Other Data” and “Key Metrics”. Updated information will be provided in the Q3 2016 MD&A when publicly released by Amaya.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 103 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections as it relates to Amaya’s preliminary third quarter results and full year 2016 financial guidance and certain operational plans and strategies. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which Amaya carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within Amaya’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in Amaya’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact Amaya in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Q2 2016 MD&A, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com

4